EXHIBIT 99.1

Golar LNG Partners L.P. Preliminary Fourth Quarter and Financial Year 2015 Results

Hamilton, Bermuda, Feb. 29, 2016 (GLOBE NEWSWIRE) --

Highlights

·         Golar LNG Partners LP reports net income attributable to unit holders of $57.2 million and operating income of $63.1 million for the fourth quarter of 2015.

·         Generated distributable cash flow of $52.9 million for the fourth quarter with a coverage ratio of 1.39.

·         Golar Igloo 2015 regas season extended to include December; fleet records 100% utilization for quarter.

·         Successfully refinanced outstanding vendor loan from Golar LNG Limited in relation to the Golar Eskimo.

Subsequent Events

·         Agreed to acquire the FSRU Golar Tundra for $330.0 million with closing expected in March 2016.

·         Commitments received for a 5 year $800.0 million senior secured credit facility to refinance seven vessels; documentation in progress.

·         Golar Maria prepared for scheduled 1Q drydock.

·         Appointed Ms Lori Wheeler Naess as a Director and Audit Committee Chairperson.

Financial Results Overview

Golar LNG Partners L.P. ("Golar Partners" or the "Partnership") reports net income attributable to unit holders of $57.2 million and operating income of $63.1 million for the fourth quarter of 2015 ("the fourth quarter" or "4Q"), as compared to net income attributable to unit holders of $32.7 million and operating income of $71.7 million for the third quarter of 2015 ("the third quarter" or "3Q") and net income attributable to unit holders of $36.7 million and operating income of $63.2 million for the fourth quarter of 2014.

(USD '000)	Q4 2015	Q3 2015	Q4 2014
Revenue	114,993	114,133	102,244
EBITDA	93,924	94,965	85,372
Net Interest Expense	(13,847)	(13,909)	(10,957)
Other Financial Items	7,422	(19,045)	(8,064)
Taxes	3,459	(3,542)	(4,677)
Net Income after NCI	57,184	32,668	36,772
Net Debt	1,253,942	1,275,516	932,148

Revenue net of voyage expenses increased from $111.9 million in the third quarter to $112.9 million in the fourth quarter.  Golar Freeze incurred 3 days off-hire together with repositioning costs during 3Q in connection with the conclusion of its dry docking.  No dry dockings took place during 4Q.  For the second year running Kuwait National Petroleum Co. extended the regas season for the Golar Igloo to include December.  As a result there was a small increase in revenue in 4Q and the Partnership reports 100% utilization for the quarter.

Vessel operating expenses at $17.0 million were $1.7 million higher than the third quarter cost of $15.3 million.  Increased crew and repairs and maintenance costs recorded against the Golar Grand, which had particularly low costs in 3Q, accounted for the majority of the increase and there were also some increased repair maintenance costs on other vessels. Administration expenses at $2.0 million were $0.4 million higher than the prior quarter cost of $1.6 million.

Net interest expense at $13.8 million for the fourth quarter was in line with the third quarter cost of $13.9 million.  Other financial items recorded a $7.4 million gain compared to a $19.0 million loss in the third quarter.  A $13.9 million non-cash mark-to-market gain on interest rate swaps in the fourth quarter reversed a $13.3 million third quarter loss following an increase in interest rate swap rates during the quarter.

The Partnership's Distributable Cash Flow1 for the fourth quarter was $52.9 million as compared to $51.8 million in the third quarter but the coverage ratio was 1.39 as compared to 1.34 for the third quarter as a result of the Partnership's buy-back of 534,000 units to date.

1Distributable cash flow is a non-GAAP financial measure used by investors to measure the performance of master limited partnerships. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure

Acquisitions

On February 10, 2016 the Partnership entered into an agreement to acquire from Golar LNG Limited ("Golar") its ownership interests in the disponent owner and operator of the FSRU Golar Tundra for a purchase price of $330.0 million. The Partnership expects to assume approximately $230.0 million of debt secured against the vessel which leaves a cash payment due to Golar of approximately $100.0 million. Concurrent with the execution of the purchase agreement, the Partnership paid an approximate 10% deposit to Golar. The acquisition is expected to close in March 2016 subject to the satisfaction of certain closing conditions including drawdown of the new seven vessel refinancing facility.

Representing both the seventh post IPO acquisition and FSRU within the fleet, Golar Tundra has been chartered for an initial five year term to West Africa Gas Limited ("WAGL").  This may be extended for an additional five years at WAGL's option.  WAGL is jointly owned by subsidiaries of the Nigerian National Petroleum Corporation ("NNPC") with 60% and Sahara Energy Resource Ltd. ("Sahara") with 40%. Operations at a receiving terminal in Tema, Ghana, under its charter with WAGL are anticipated to commence toward the end of the second quarter of 2016 and to generate annual revenues less operating expenses of approximately $44 million.  Although the acquisition is expected to be accretive, the Partnership's management does not intend to recommend to the Board an increase in the quarterly cash distribution.  This transaction is therefore expected to significantly increase distributable cash flow, strengthen distribution coverage and reduce exposure to the three LNG carriers due for re-contracting at the end of 2017.  Acquisition of the Golar Tundra should also increase the diversity of the Partnership's fleet, its counterparties and cash flow.

In connection with the anticipated Closing, the Partnership will also enter into an agreement with Golar pursuant to which Golar will pay to the Partnership a daily fee plus operating expenses, aggregating to approximately $2.6 million per month, for the right to use the FSRU from the date of Closing until the date that the Golar Tundra commences operations under its Charter with WAGL.  The Partnership will remit to Golar any hire receivable by Golar Tundra from third parties during this period. If for any reason the WAGL Charter has not commenced by the 12 month anniversary of the Closing, the Partnership shall have the right to require that Golar repurchase the shares of the disponent owner and operator of the Golar Tundra at a price equal to the Purchase Price. It should be noted that until the Golar Tundra commences operations under its Charter with WAGL, at which point the put option noted above expires, for accounting purposes Golar will continue to consolidate the Golar Tundra and its associated debt.

Corporate and Other Matters

Our General Partner, Golar, announced on August 4, 2015 a unit purchase program of up to $25.0 million worth of Golar Partners outstanding units. To date 240,000 shares have been purchased in open market transactions.  In December the Partnership also announced that its Board had authorised a repurchase program up to $25.0 million of its own common units.  To date 534,000 units have been repurchased at a cost of $6.5 million.  Following both programs, Golar's stake in the Partnership has increased to 30.7% inclusive of its General Partner stake.

On January 27, 2016, Golar Partners declared a distribution for the fourth quarter of $0.5775 per unit. The fourth quarter distribution was paid on February 12, 2016 on total units of 62,336,335.

Effective today, the Partnership's General Partner has appointed Ms Lori Wheeler Naess as a Director and Audit Committee Chairperson as a replacement for Ms Kate Blankenship who resigned on September 23, 2015.  Ms Naess was most recently a Director with PWC in Oslo and was a Project Leader for the Capital Markets Group. Between 2010 and 2012 she was a Senior Advisor for the Financial Supervisory Authority in Norway and prior to this she was also with PWC in roles in the U.S., Norway and Germany.  Ms Naess is a U.S. Certified Public Accountant. Following the appointment, the Partnership's Audit Committee consists of three members in compliance with NASDAQ Listing Rule 5605.

Operational Review

Operational performance was strong during 4Q with 100% utilization across the fleet for the quarter. During March the Golar Maria is scheduled to commence its five year scheduled drydock.  This is expected to take approximately 28 days.  FSRU Golar Igloo will also be off-hire for January and February as part of its annual winter downtime period.  Although both are scheduled off-hire periods, they will have a negative impact on 1Q utilization and revenue.  As charterers of the Golar Grand, Golar have elected to place the vessel into layup pending a recovery in the shipping market.  Drydock of the Golar Grand is not now expected to take place until shortly before the vessel resumes service.

Financing and Liquidity

As of December 31, 2015, the Partnership had cash and cash equivalents of $40.7 million and available and undrawn revolving credit facilities of $53.5 million.  Total debt and capital lease obligations net of total cash balances was $1,253.9 million as of December 31, 2015.

Based on the above net debt amount and annualized2 fourth quarter 2015 adjusted EBITDA3, Golar Partners' debt to adjusted EBITDA multiple was 3.3.

As of December 31, 2015, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,090.4 million (including swaps with a notional value of $377.2 million in connection with the Partnership's bonds) representing approximately 87% of net debt. During the quarter $213.9 million of swaps matured and $100 million of forward start swaps became effective. The average fixed interest rate of swaps related to bank debt is approximately 1.93% with average maturity of approximately 3.8 years as of December 31, 2015.

As of December 31, 2015, the Partnership had outstanding bank debt of $1,047.8 million with average margins, in addition to LIBOR or fixed swap rates, of approximately 2.7%, a Norwegian Krone (NOK) bond of $147.0 million with a fixed rate of 6.485% and a $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275%. The Partnership has a currency swap to hedge the NOK exposure for the Norwegian Krone bond. As the US dollar continued to appreciate against the NOK during the quarter, the value of this bond in USD terms has decreased whilst the swap liability has risen. The total swap liability as at December 31, 2015, which also includes an interest rate swap element, was $89.0 million and the restricted cash securing this swap liability was $36.8 million.

On November 25 the Partnership successfully concluded and drew upon a refinancing facility in respect of the Golar Eskimo. This $256.5 million facility, which has a tenor of 10 years, was used to refinance the FSRU's existing $156.0 million debt and to repay an existing $100.0 million vendor loan.

The Partnership has received commitments from Banks for a new 5 year, $800 million senior secured credit facility.  The new facility will consist of a $650 million term loan and a $150 million revolver and will replace existing credit facilities amounting to approximately $681.8 million as at December 31, 2015 secured by seven of the Partnership's current fleet of ten vessels.   The surplus proceeds from this refinancing will be used to pay the cash portion of the purchase price for the Golar Tundra.  The new facility will also increase the average tenor of the Partnership's existing bank debt and extend the maturity of approximately $380 million of indebtedness from 2018 to 2021.

2Annualized means the figure for the quarter multiplied by 4.

3Adjusted EBITDA: Earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization. Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our performance. Please see Appendix A for a reconciliation to the most directly comparable GAAP financial measure.

Outlook

The Golar Maria is expected to commence its 5 year drydock on or near the March 12 for an approximate 28 day period.  In addition the Golar Igloo will not receive hire for its annual winter downtime period during January and February 2016. Both these events will have a negative impact on 1Q operating earnings, as will the impact of 1Q being one day shorter, but otherwise earnings for 1Q are expected to be approximately in line with 4Q.

As at December 31, 2015, Golar Partners had a total revenue backlog of $2.4 billion and an average remaining contract term of 5.0 years. The acquisition of the Golar Tundra is expected to increase the revenue backlog to $2.62 billion. The Partnership benefits from the fact that its highest earning assets have the longest contracts. All the Partnership's vessels, except the Golar Grand, Golar Maria and Golar Mazo, representing 70% of the current fleet have contracts extending beyond 2017. These assets account for a disproportionate 81%4 of net revenue and this percentage will increase with the acquisition of Golar Tundra. The current Distributable Cash Flow contribution from the Golar Grand, Golar Maria and Golar Mazo4is approximately $39 million per annum. Total cash coverage for 2015 was $32.6 million and the estimated Distributable Cash Flow contribution from the Golar Tundra is expected to be approximately $24 million per annum. The Board therefore believes that Golar Partners is in a strong position irrespective of the LNG carrier market conditions at the end of 2017 when these three vessels are due for re-contracting.

Golar Partners continues to have attractive growth opportunities in the form of additional FSRUs, LNG carriers and Golar's GoFLNG projects in the coming years. However, the Partnership's units trade at a 17.3% yield as of February 26, 2016.  In the Boards view this pricing does not reflect the value of the underlying assets and contracts and it is therefore not currently attractive to raise additional capital to fund further acquisitions. Nevertheless, given Golar Partners' solid revenue backlog, with no re-contracting due before the end of 2017, strong coverage ratio, the acquisition of Golar Tundra and the proposed refinancing, the Board believes the Partnership has a solid basis with which to support its current distribution.

4Net of 40% Non-controlling interest of the Golar Mazo and based on 4Q 2015 net time charter earnings

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·         statements about market trends in the floating storage and regasification unit (or FSRU), liquefied natural gas (or LNG) carrier and floating liquefied natural gas vessel (or FLNGV) industries, including charter rates, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGVs;

·         statements about Golar Partners and Golar's ability to retrofit vessels as FSRUs or FLNGVs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;

·         Golar Partners ability to increase distributions and the amount of any such increase;

·         Golar Partners ability to integrate and realize the expected benefits from acquisitions, including the acquisition of the FSRU, Golar Tundra, which we expect to Close in March 2016;

·         our estimates of annual contracted revenues that may be generated by the acquisition of the Golar Tundra;

·         Golar Partners anticipated growth strategies;

·         the effect of the worldwide economic slowdown;

·         turmoil in the global financial markets;

·         fluctuations in currencies and interest rates;

·         general market conditions, including fluctuations in charter hire rates and vessel values;

·         changes in Golar Partners' operating expenses, including drydocking and insurance costs and bunker prices;

·         forecasts of Golar Partners ability to make cash distributions on the units or any increases in cash distributions;

·         Golar Partners future financial condition or results of operations and future revenues and expenses;

·         the repayment of debt and settling of interest rate swaps;

·         Golar Partners and Golar LNG Limited's ability to make additional borrowings and to access debt and equity markets;

·         planned capital expenditures and availability of capital resources to fund capital expenditures;

·         the exercise of purchase options by the Partnership's charterers;

·         Golar Partners ability to maintain long-term relationships with major LNG traders;

·         Golar Partners ability to leverage Golar's relationships and reputation in the shipping industry;

·         Golar Partners ability to purchase vessels from Golar in the future;

·         Golar Partners continued ability to enter into long-term time charters, including charters for floating storage and regasification projects;

·         Golar Partners ability to maximize the use of its vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;

·         timely purchases and deliveries of newbuilding vessels;

·         future purchase prices of newbuildings and secondhand vessels;

·         Golar Partners ability to compete successfully for future chartering and newbuilding opportunities;

·         acceptance of a vessel by its charterer;

·         termination dates and extensions of charters;

·         the expected cost of, and Golar Partners ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to Golar Partners business;

·         availability of skilled labor, vessel crews and management;

·         Golar Partners general and administrative expenses and its fees and expenses payable under the fleet management agreements and the management and administrative services agreement;

·         the anticipated taxation of Golar Partners and distributions to Golar Partners unitholders;

·         estimated future maintenance and replacement capital expenditures;

·         Golar Partners ability to retain key employees;

·         customers' increasing emphasis on environmental and safety concerns;

·         potential liability from any pending or future litigation;

·         potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·         future sales of Golar Partners securities in the public market;

·         Golar Partners business strategy and other plans and objectives for future operations; and

·         other factors listed from time to time in the reports and other documents that Golar Partners file with the U.S. Securities and Exchange Commission.

Factors, may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

February 29, 2016

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Brian Tienzo - Chief Finance Officer

Graham Robjohns - Chief Executive Officer

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

Preliminary Fourth Quarter and Financial Year 2015 Results http://hugin.info/147317/R/1990233/731156.pdf